Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836

         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian, Aloha Holdings and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian, Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700) INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING ARE MATERIALS SUBMITTED AT AN INFORMATIONAL BRIEFING OF THE HAWAII HOUSE COMMITTEE ON TOURISM AND CULTURE BY ALOHA AIRGROUP, INC., HAWAIIAN AIRLINES, INC. AND TURNWORKS, INC. ON JANUARY 25, 2002

ALOHA AIRGROUP,INC.         HAWAIIAN AIRLINES, INC.           TURNWORKS, INC.













                             INFORMATIONAL BRIEFING

                           FOR THE HOUSE COMMITTEE ON

                               TOURISM AND CULTURE






                            Friday, January 25, 2002
                                    9:00 p.m.
                       Conference Room 325, State Capitol

                             INFORMATIONAL BRIEFING
                           FOR THE HOUSE COMMITTEE ON
                               TOURISM AND CULTURE
                            Friday, January 25, 2002
                                    9:00 a.m.
                       Conference Room 325, State Capitol

                                      INDEX
                                      -----

1 Statement by Glenn R. Zander, President and Chief Executive Officer, Aloha Airgroup, Inc.

     Attachments:

               Chart 1: Total visitor arrivals have barely risen in a decade

               Chart 2: Direct flights to Neighbor Islands have grown
                        dramatically

               Chart 3: Because of the high fixed costs of the airline business, any loss of passenger revenue goes straight to our bottom line

               Chart 4: The tragedy of September 11 has had a devastating effect on interisland traffic

2 Testimony of Paul Casey, Vice Chairman and Chief Executive Officer of Hawaiian Airlines, Inc.

3 Letter dated January 25, 2002 from Greg Brenneman, Chairman and Chief Executive Officer, TurnWorks, Inc.

4 Outline, Written Statement of Steve DeSutter, Senior Vice President, TurnWorks, Inc.

5    Written Statement of Steve DeSutter, Senior Vice President, TurnWorks, Inc.

6 Statement of John N. Feren, Boeing Commercial Airplanes, Regarding the Planned Merger of Aloha AirGroup and Hawaiian Airlines for January 22, 2002 Informational Briefing before the Senate, State of Hawaii, Committees on Transportation, Military Affairs, and Government Operations; on Commerce, Consumer Protection, and Housing; and on Tourism and Intergovernmental Affairs

7 News Release: Aloha, Hawaiian to Merge, Airline Industry Leader Greg Brenneman to Head Combined Company (December 19, 2001)

8 News Release: Merged Airline Proposes Fare Caps, Planned Fare Structure Would Offer Low Interisland Fares for Kamaaina (January 8, 2002)

9 News Release: Merged Airline Offers Furlough Protection to Majority of Employees (January 9, 2002)

                                  Statement by
                                 Glenn R. Zander
                      President and Chief Executive Officer
                              Aloha Airgroup, Inc.

                 Before the House Committee on Tourism & Culture

                        REGARDING THE PROPOSED MERGER OF
                      ALOHA AIRGROUP AND HAWAIIAN AIRLINES

                                January 25, 2002

Good morning Chair Chang, Vice Chair Suzuki, and Members of the House Committee on Tourism:

My name is Glenn Zander, President and Chief Executive Officer of Aloha Airgroup, parent company of Aloha Airlines and Island Air. Thank you for the opportunity to appear before your Committee and to provide information about Aloha and its recently completed agreement to merge our company with Hawaiian to create a newly formed entity - Aloha Holdings, Inc. More importantly, I hope to be able to answer questions that the members of the Committee may have arising from your own or your constituents' concerns about the merger.

This transaction is about how to realize the efficiencies necessary to create a strong local carrier that can ensure the continued availability of interisland service. It offers orderly change with particular attention to minimizing job losses and addressing consumer concerns about pricing and scheduling. In addition, market forces will continue to limit the combined carrier's behavior. The proposed transaction is the best outcome for consumers, as well as the employees of both companies.

To assist the Committee's understanding it is essential to explain what has changed over the past years and why this necessitates change by the two principal providers of inter-island air transportation.

Changes in technology now allow airlines to use smaller long-range airplanes to operate direct flights to the principal tourist destinations of Mainland visitors: Maui, Kona and Lihue. In the past, only large wide-body aircraft such as 747's and DC-10's could fly from the Mainland to Hawaii. These wide-bodies flew to Honolulu and passengers destined to the Neighbor Islands would transfer to Aloha or Hawaiian for the inter-island segment. However, as new generation 757 and 767 aircraft have been deployed by the Major carriers, they now serve these Neighbor Island destinations directly.

It is important to note that these aircraft not only carry non-stop passengers from the West Coast but because of the powerful networks of the Majors, passengers are transferred to these flights from all 48 contiguous States. In essence, the Majors have shifted the connecting point away from Honolulu to such hubs as Los Angeles and San Francisco. This shift also occurred during a period of low visitor growth for Hawaii. (See Chart 1). There were about 7 million visitors in 1990 and about the same number in 2000. While those in the tourism marketing business always seem to find a way to report something positive about visitor counts, these are the harsh facts of our inter-island business.

Chart 2 reflects this change in capacity over the past decade. Between 1990 and 2001, the number of seats aboard direct flights to Neighbor Islands grew an average of 14.5 percent per year. Over the same period, the number of seats into Honolulu declined by 4.2 percent per year. The growth of international direct flights to the Neighbor Islands was particularly dramatic. In 1991, not a single direct flight seat was available from any international origin. Today, more than 5 percent of all international seat capacity - some 150,000 seats annually - bypasses Honolulu on the way to a Neighbor Island airport.

Hence, in a low growth environment, every passenger bled away from a Honolulu connection, is essentially not replaced. Unfortunately, the frequency and affordability of inter-island flights for Hawaii's residents depended upon these transiting visitors.

If you will look at the next chart, Chart 3 displays what happens to profitability when one more passenger or one less passenger is carried relative to the break-even point. Even a small change in passengers carried can produce significant losses. You simply cannot reduce your costs for the one missing passenger while all of the revenue disappears. Within Hawaii, where both Aloha and Hawaiian currently operate similar schedules with significant numbers of empty seats, capacity reductions entail huge risks.

Prior to 9/11 each of us were attempting to cope with the situation in our own way. After 9/11 something had to change as you can see in Chart 4. Inter-island traffic dropped virtually overnight from over nine million passengers a year to less than eight million - a loss of nearly $50 million of annual revenues to both companies combined. In essence, a bad situation now became untenable.

The merger addresses these issues in a number of ways. By rationalizing capacity, reducing costs and growing Trans-Pacific flights, you now have one strong carrier instead of two marginal ones.

For the Hawaii consumer, the reduction in capacity will not be significant or even noticeable, as a rational schedule will simply eliminate a number of otherwise empty seats. Similarly, prices will be in the same range they are today and are guaranteed to be so. Through the offering of a range of prices, including those lower at off-peak times, residents will have access to great bargains and this will also tend to balance out demand and assist in providing a rational schedule.

Both Aloha and Hawaiian have sought to diversify their businesses with services to the Mainland and Pacific destinations. Hawaiian's strategy has been to operate large aircraft to major destinations. Our strategy has been to fly to smaller cities with smaller aircraft and higher yields. Each has worked in its own way, but operating separately, we remain relatively weak prey for the Major carriers should they decide to deploy more capacity against us.

By combining our companies, we become stronger with the economies of scale to be a real force in Trans-Pacific air service. The new merged Company envisions growth of 10 percent or more annually. This will be a company whose focus is Hawaii's air travel needs. While Hawaii welcomes the capacity of Major carriers, it has been and always will be that they move aircraft where the most profits are available. One year that may be Hawaii, the next may be the Trans-Atlantic.

Hawaii needs a true flagship carrier that will always stay devoted to the needs of the State. A strong flagship carrier can grow profitably and produce a base of operations that guarantees real job security and more options for the residents and consumers of this State.

The combination of our two proud companies offers Hawaii just that.

Significantly, the combined Company will have a proven leader in Greg Brenneman. As significantly, the new carrier will also continue to have deep roots in our community. The families of the late Hung Wo Ching and Sheridan Ing will continue to hold shares in the new Company and seats on the new Company's board, and will honor the proud traditions that their patriarchs established for Aloha Airlines.

Perhaps the most important message I can leave with you today is that the outcome many in the State would like is the one alternative that is not available - the status quo. The status quo cannot be maintained in today's environment, post-9/11.

On the other hand, the merger creates a strong, efficient local carrier, provides an orderly transition, protects the vast majority of jobs and puts in place guarantees to local residents for passenger fares and cargo rates. It is the right answer for the employees, consumers and the State of Hawaii.

Thank you very much for this opportunity to share our perspectives on the planned merger with the people of Hawaii.

[Slide 1]


               Total vistor arrivals have barely risen in a decade

        [GRAPH -- OMMITTED -- SHOWING APPROXIMATELY THE FOLLOWING DATA:]

                   Total Visitor Arrivals to Hawaii [millions]

             Oahu          Neighbor Islands            Total
             ----          ----------------            -----

1990          5.1              1.6                      6.7
1991          4.8              1.7                      6.5
1992          4.9              1.5                      6.4
1993          4.6              1.5                      6.1
1994          4.7              1.7                      6.4
1995          4.8              1.7                      6.5
1996          4.9              1.8                      6.7
1997          4.9              1.8                      6.7
1998          4.7              1.9                      6.6
1999          4.6              2.1                      6.7
2000          4.8              2.2                      7.0
2001E         4.8              2.1                      6.7


Source: Hawaii DBEDT

[Slide 2]


           Direct flights to Neighbor Islands have grown dramatically


                [GRAPH -- OMITTED -- SHOWING THE FOLLOWIND DATA:]

                         Percent of Seats to Hawaii

                   Honolulu                  Neighbor Islands
                   --------                  ----------------

1990                 97%                           3%

2001E                81%                          19%

compounded
annual
growth               -4.2%                       +14.5%


Source: U.S. Dept. of Transportation; BACK Aviation

[Slide 3]


       Because of the high fixed costs of the airline business, any loss of passenger revenue goes straight to our bottom line

        At break even load factor, the loss or gain of one passenger per interisland flight makes a huge impact on profits...

                1 more passenger per flight = $ 2,008,000 profit

                      [GRAPHIC SHOWING ALOHA JET -- OMMITTED]

                 1 fewer passenger per flight = $2,001,000 loss


Source: Aloha Airlines; Mercer Management Consulting analysis

[Slide 4]


The tragedy of September 11 has had a devastating effect on interisland traffic

         [GRAPH -- OMITTED -- SHOWING APPROXIMATELY THE FOLLOWING DATA AND SHOWING A 22% DROP IN THE AVERAGE MONTHLY INTERISLAND PASSENGERS
                              POST-SEPTEMBER 11TH]

                    Average Monthly Interisland Passengers

              Hawaiian         Aloha            Total
              --------         -----            -----

Jan.          330,000          370,000         700,000
Feb.          330,000          370,000         700,000
Mar.          380,000          420,000         800,000
Apr.          330,000          380,000         710,000
May           320,000          380,000         700,000
Jun.          360,000          410,000         770,000
Jul.          400,000          420,000         820,000
Aug.          400,000          420,000         820,000
Sep. P        unclear          unclear         520,000
Oct. P        unclear          unclear         610,000
Nov. P        unclear          unclear         610,000
Dec. P        unclear          unclear         610,000


Source: Turnworks

                                 [LOGO OMITTED]

                           TESTIMONY OF PAUL J. CASEY
                    VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             HAWAIIAN AIRLINES, INC.

                                January 25, 2002

To:      Chair Chang, Vice Chair Suzuki, and Members of the
                  House Committee on Tourism and Culture:

         My name is Paul Casey and I am the Vice Chairman and CEO of Hawaiian Airlines. I will first make some general comments, then mention some specifics and finally answer any questions you may have. Let me make clear that my comments are primarily from the perspective of Hawaiian Airlines as representatives of Aloha Airlines and Turnworks have also submitted testimony for this Informational Briefing.

         The proposed merger is designed to ensure the continued viability of Hawaii's interisland air service in a changing marketplace. Historically, Hawaiian Airlines has served the communities throughout the state in spite of the fact that some routes are not profitable. The stronger routes, and to a greater extent, service to destinations outside of Hawaii, have subsidized this complete interisland service for many years. We continue to do it to service our residents and to provide the necessary air transportation for our tourist based economy.

         But we also have to recognize the changing environment. A trend in recent years toward more direct service to the neighbor islands by the major carriers serving Hawaii has impacted on the profitability of frequent interisland service. Also, a dramatic drop in visitor traffic from Japan caused by a faltering economy there has had a significant negative impact on interisland air traffic.

         Our fourth quarter and year-end financial results for 2001 aren't final yet, but our results for the third quarter clearly reflect some of these factors. Although we recorded a third quarter net profit of $12 million, as we reported in our news release and SEC filings, this included the favorable effects of $8.5 million in federal aid from the Airline Stabilization Act and a $5.7 million tax credit. When you compare this to our third quarter results in the previous year and take into account that in that year our results were mitigated by a $12.8 million restructuring charge relating to our interisland fleet modernization program, our results were slightly worse in 2001 than in 2000 on the net line, and operating profits were a little more than HALF what they were in the third quarter of 2000.

         More recently, the events of September 11 had a devastating effect on the entire airline industry, and the resulting impact on tourism and our local industry, including Hawaiian Airlines, has been substantial. It has caused all of us to rethink the future of air travel and our company. While some reports show improvement in some of the tourism numbers, there remains uncertainty in the outlook for air travel to Hawaii and between the islands.

         One thing that will likely not change is the nature of tourism in our islands. Hawaii is almost completely a leisure travel market, and as we all know, that generally equates to low yields, or revenue per passenger. Couple this environment with the escalating costs that all airlines are bearing in the wake of September 11, and it's easy to see that the best hope our state has for growth in the local airline industry is in a merger of the two local carriers.

         The proposed merger offers an opportunity to create a larger and stronger carrier that will continue to be based in Hawaii and be operated by people who live here. This is clearly in the best long-term interests of the company's shareholders, the employees, the state and the consumer. For shareholders, the value is already being recognized in the increased value of Hawaiian's stock. For our employees, it will provide growth opportunities and continued job security and stability. For our state and its tourism industry, we will have a larger, stronger air carrier with growth opportunities focused on Hawaii. And for Hawaii's residents and consumers, it will provide greater stability with continued service throughout the state at reasonable rates by creating a carrier that can better withstand any future negative events impacting tourism or the airline industry.

         The fact is, all parties to this merger are better off with a merged carrier - shareholders, employees, consumers and the state as a whole.

         We all recognize that the state's air transportation infrastructure is critical to our way of life - both from an economic as well as a personal perspective. The economic future of our islands is dependent on air travel between the islands. I ask you as our leaders to focus on the opportunities that this proposed merger offers. And let me repeat that we want an air carrier which will be based in Hawaii, and operated by people who live here. The majority of the board of directors of the merged carrier will be residents of Hawaii, which will help ensure that decisions about our air travel will be made here, not on the mainland.

         Thank you for the opportunity to explain our position on this merger and I will be happy to answer any questions you may have.

                                    TurnWorks

January 25, 2002



Chair Chang, Vice Chair Suzuki, and Members of the House Committee on Tourism:


         I apologize to the Committees for being unable to attend today's informational briefing due to a prior commitment outside the State.

         I have enjoyed getting to know the members of the Legislature and look forward to spending more time with you in the future. I understand the importance of this merger to the people of Hawaii, and it is good that there are informed discussions that lay out the facts and answer questions.

         Today, Steve DeSutter, TurnWorks' Senior Vice President, will be sharing our thoughts on where we are on the merger, our commitments to our employees, to you, and to all of the people of the State of Hawaii, and our vision for the merged carrier. It is a future I am very excited to be a part of, and I can't wait to work with the professional men and women of each carrier to bring it to life.

         It is very important that we conduct the merger in an open, forthright manner. We recognize that the merged airline will have the responsibility of being a good employer, a good corporate citizen, and an important conduit for growing the number of visitors to Hawaii. However, we also recognize the special responsibility we will bear in this island state, where the airways serve as the islands' highways. We accept that responsibility with the utmost seriousness. That is why I welcome opportunities like today's hearing to help you and the community understand that we will live up to those responsibilities.

         Like all of you, I am well aware that there is a level of anxiety among some employees and the public about the merger and how it might affect every day life in Hawaii. You will hear details today, but I think I can sum it all up for you with a straightforward assurance: I and the employees of the merged airline will work very hard, each and every day to provide a great product with great service, and in many cases at fares less than today, to make this airline one that the people of Hawaii can be very proud to call their flagship carrier.

         Thank you, and I look forward to meeting you again very soon.

                                                        /s/ Greg Brenneman
                                                        ------------------
                                                            GREG BRENNEMAN

                       WRITTEN STATEMENT OF STEVE DESUTTER
                     SENIOR VICE PRESIDENT, TURNWORKS, INC.

                Before the House Committee on Tourism and Culture

                                January 25, 2002

                                     OUTLINE
                                     -------

1.       Introduction
         ------------

         We recognize the importance of this merger to the people of Hawaii. It is very important that we conduct this merger in an open, forthright manner. We welcome opportunities like today's informational briefing to help everyone in Hawaii understand what led to the merger and why we strongly believe the merger is the best solution, not only for the carriers and their shareholders, but also for the employees, passengers, and cargo customers of the new carrier, and also for all of the people of Hawaii.

2.       Why must the two airlines merge?
         --------------------------------

         Many people have asked us, "What's wrong with the status quo?"

         a. Pre-September 11. It is true that the past 6 years were the most profitable ever in the airline industry as a whole. Yet Aloha and Hawaiian were unable to capitalize on these good times. For the reasons discussed in Glenn Zander and Paul Casey's testimonies, both carriers lost money. Since 1995 through the 3rd quarter of last year, Aloha and Hawaiian together suffered net losses totaling approximately $63 million, split about equally between the two carriers.

         b.       After September 11.

                  i. September 11 changed what was already a bad situation
                     into a dire one. Every single U.S. airline, whether regional or national, incurred unprecedented losses during the 4th quarter of 2001. Continental reported a 4th quarter loss of $149 million. American lost $734 million. Northwest Airlines lost $256 million. U.S. Airways reported a staggering 4th quarter loss of $1 billion. Even Southwest Airlines, the most profitable carrier, struggled to make a small profit. But the worst may be yet to come, because United, the country's largest airline, has yet to issue its 4th quarter results.

                 ii. When all of the red ink is totaled, air carriers may
                     end up losing more than $8 billion in 2001 - even after the federal government provided the industry with nearly $2.5 billion in emergency grants.

                iii. Aloha and Hawaiian can discuss the dramatic changes in travel patterns since September 11th; the stronger competition Hawaii faces from other leisure destinations; and the increase in direct flights from the mainland and Asia to the neighbor islands.

                 iv. Given all of these factors, the companies found that
                     it was no longer viable for them to continue to operate as separate companies. Separately, their financial future was uncertain and their prospects for growth were limited.

         c. Why is the merger necessary if Congress granted Aloha and Hawaiian antitrust immunity following September 11th?

                  i. The antitrust exemption Congress granted would allow Aloha and Hawaiian to consolidate, for example, their flight schedules upon approval from the U.S. Secretary of Transportation. This would allow both of them to save money.

                 ii. The carriers have no assurance that the Secretary would approve.

                iii. Even the Secretary approved, the antitrust exemption is not a cure-all for the difficulties that Aloha and Hawaiian face today.

                     (1) The exemption is only a temporary solution. It would only allow the carriers to consolidate their flight schedules through October 1st (and no longer than an additional 12 months if the Secretary agrees to extend the exemption).

                     (2) More importantly, it does not allow the carriers to reduce their aircraft lease payments or to eliminate duplicated expenses, factors which are critical in today's environment.

                     (3) Ultimately, the antitrust exemption does not help the carriers to grow.

         d. If the two carriers are not able to grow, they will not be able to help the State of Hawaii grow. That, we believe, is the best reason for the merger. Our plan, which we call the "Go Forward Plan", will help our new airline to grow.

3.       Our plans will help the merged carrier to grow in a way that will
         -------------------------------------------------------------------
         ultimately benefit everyone
         ---------------------------

         To achieve a solid future for the merged airline, we have developed a 4-part "Go Forward Plan", consisting of a Market Plan, a Financial Plan, a Product Plan, and a People Plan. These 4 parts together give us a winning plan, a financially strong and well-financed operation, a commitment to reliability and great operations, and a team of dedicated people working together...all of which will help us to be a great airline.

                                                         2

         a. We call our Market Plan is called "Fly to Win". Our goal is simple: to increase revenues, and ultimately, to deliver a sustainable profit.

                  i. Passenger and Cargo Prices Caps. We recognize that we
                     have a special responsibility to the people of this island state. We understand that Hawaii's airways are the State's highways, not only for passengers, but also for perishable cargo. We will take that responsibility with the utmost seriousness.

                     Consequently, we have proposed interisland airfare guarantees to the Attorney General. We know that this has been a source of confusion for many people. Subject to costs outside our control, which any carrier would have to pass on, we will cap our interisland coach airfares as follows:

                    (1) For Hawaii residents, we will make at least 10% of all seats available for $55 or less one-way.

                             Another 20% of all seats will be available for $60 or less.

                             We also expect to offer some off-peak
                             flights for less than $55.

                             (a)     We will freeze kama'aina fares at
                                     these levels for at least 2 years,
                                     meaning that there will be no
                                     increases other than for expenses we
                                     cannot control, and which any
                                     carrier would have to pass on.

                             (b)     For the next 3 years after that, any
                                     fare increases would be limited to
                                     the rate of the Consumer Price Index
                                     (again, plus the expenses that we
                                     cannot control).

                    (2) No one - visitors or residents alike - will pay more than $78 one-way for 2 years (plus the expenses out of our control). We are actually reducing the highest fares from current levels, as this is less than the highest fares charged by the two carriers today.

                             For the next 3 years after that, any
                             increases to the maximum fare would be
                             limited to the rate of the Consumer Price
                             Index (plus the expenses we cannot control).

                    (3) Why are we capping fares for 30% of our seats for Hawaii residents?

                            (a) Approximately 30% of Aloha and Hawaiian's interisland passengers today are Hawaii residents. We tried to match the number of Hawaii residents who fly interisland to the number of discounted interisland seats.
                                   This is how we have tried to keep interisland air fares affordable for every Hawaii resident who flies with us.

                            (b) Beyond that, we will also cap fares on all of the remaining 70% of all coach seats that are not subject to the Hawaii resident fare caps at no more than $78 for the first two years. If we must raise fares after that, we guarantee that any increase will not exceed the CPI for a 3-year period. There has been a lot of confusion about when this maximum $78 fare would apply. There shouldn't be. It applies to all of the coach seats not within the 30% reserved at lower fares.

                    (4)      Interisland cargo availability and shipping rates.

                            (a)     We know the importance of air cargo
                                    service in these islands, where the
                                    daily newspapers from Honolulu,
                                    orchids from the Big Island, and poi
                                    from Kauai are all transported by
                                    air.

                            (b)     We will continue to serve our cargo
                                    customers and we will honor all of
                                    the cargo contracts that Aloha and
                                    Hawaiian currently have in place.

                            (c)     We will cap interisland cargo rates.
                                    If we need to increase shipping
                                    rates, we promise not to raise them
                                    above the CPI for 5 years.

                            (d) Interisland cargo is a profitable and very competitive business. We do not wish to lose that business.

                    (5) People have asked us, "How do we know that you will deliver on these fare commitments?" We have made these airfare and cargo rate commitments in a settlement proposal to the Attorney General. If the Attorney General finds that the merger is permissible under State antitrust laws, we will agree to abide by these proposals in a legally-enforceable agreement. Put simply, if we do not deliver, the Attorney General can sue us. We are very serious about abiding by our commitments.

                    (6)     People have also asked us, why did we propose
                            5 years?

                            (a)     5 years is a very long time in
                                    business. Very few businesses would
                                    voluntarily agree to price caps for
                                    any period of time, let alone 5
                                    years.

                            (b) "How can we be sure that you won't raise passenger and cargo fares to unreasonable levels after that?"

                                    (i)      The answer is simple. We
                                             expect to have competition
                                             at some point in any event.
                                             But we know that if we
                                             raise our passenger and
                                             cargo rates to unacceptable
                                             levels (and, for that
                                             matter, if we provide bad
                                             service), other carriers
                                             will step in that much
                                             sooner to provide service.

                                    (ii)     There are lots of airplanes
                                             available today, there are
                                             no barriers such as a
                                             limited number of gates or
                                             takeoff or landing slots to
                                             prevent another carrier
                                             from coming in to offer
                                             service.

                                    (iii)    If we are to be a
                                             successful airline, we will
                                             need to keep our customers
                                             - everyone in the State of
                                             Hawaii - happy.

                 ii. Interisland routes and flight schedule.

                     (1) We will maintain all existing interisland routes. We will continue to serve all of the island communities that depend on us now, including smaller airports like those on Molokai and Lanai. Only a carrier that is based in Hawaii and belongs to this community would make a commitment like this. A mainland-based carrier almost certainly would selectively focus on serving only the most popular destinations.

                     (2) We will be consolidating our interisland flight schedules, eliminating about 10% of the total number of our interisland flights, without inconveniencing our passengers.

                              (a)     Aloha and Hawaiian today have flight
                                      schedules that are very similar.
                                      This means that they often each have
                                      a plane leaving the same airport
                                      within a few minutes of each other
                                      going to the same place, each with
                                      fewer than 30 passengers aboard.

                              (b)     We will eliminate these types of
                                      duplicated flights, so that all 60
                                      passengers will fly on one plane,
                                      instead of two, which will leave at
                                      roughly the same time that everyone
                                      is used to.

                              (c)     This means that we will have fewer
                                      empty seats, but not at the expense of
                                      our passengers' convenience.

                     (3) We will closely monitor the demand for our scheduled interisland flights. If the demand for a scheduled route grows, resulting in an annual average capacity of 80%, we will add planes to service that route.

                iii. Overseas routes.

                     (1) As our airline becomes profitable, we will begin to aggressively grow the airline into other West Coast and inland cities.

                     (2) There is a good chance that we will be the only carrier to grow quickly in the U.S. over the next 5 years.

                     (3)      We believe that as we grow, everybody wins.

                              (a)     As we grow, we will be able to bring
                                      back our furloughed employees, hire
                                      more people, and bring more visitors
                                      to Hawaii.

                              (b) We will also help to find new markets for the orchids from Hilo and for the papayas from Kauai.

         b.       To grow, we must have a financial plan.

                  We call our Financial Plan "Fund the Future".

                  i. We will improve our cash position.  We are working to make sure that our airline has plenty of cash. This will allow us to buy or lease our airplanes at the lowest possible cost.

                 ii. Our Financial Plan calls for significant savings in
                     aircraft lease costs.

                     (1) Aloha and Hawaiian today pay more than most carriers to lease planes because their history of making money is poor and their prospects are limited.

                     (2) Under the leadership of Greg Brenneman, we plan to change that. Greg is formerly the president of Continental Airlines. During the last 4 years that he was there, Continental purchased more airplanes from Boeing than any other carrier. As a result, Greg and the team at Continental developed a tremendous relationship with Boeing.

                     (3) Boeing has great faith in our plan and in Greg, and is expected to make lease concessions as part of our planned fleet restructuring program. This will allow the merged carrier to save millions of dollars annually on lease payments for the existing fleet.

                     (4)      Boeing would only make these lease
                              concessions available to us as the combined carrier and not to Aloha or Hawaiian separately.

                     (5) It is no surprise that some of our airplanes are getting old. Our Financial Plan calls for a significant investment in new aircraft. Once the merger is completed, we will be ordering new Boeing aircraft to replace our old airplanes and grow our fleet. This will allow us to grow into new destinations. In fact, we plan to approximately double the number of long range aircraft as well as trans-Pacific flights by the year 2005.

                  iii. Because the merged company will not need two sets of executive staff and related support staff, our Financial Plan calls for the elimination of redundant administrative costs as a result of the merger.

                  iv.      All of these initiatives will give us more liquidity
                           - in other words, essentially free up more cash. We will invest that liquidity in technology, not only at the check-in counters (as discussed below) but also with expanded e-ticketing and direct marketing on the Internet to help us grow our business.

         c.       We call our Product Plan"Make Reliability a Reality".

                  i. We will do all of the things airlines must do to be
                     successful.

                     (1) Quite simply, we will get our customers to their destinations safely, on time, and with their bags.

                     (2) We will provide our customers with a quality product from food, to seats, to baggage handling, to magazines, to the appearance and cleanliness of our airplanes.

                     (3) Hawaii is known for a special kind of service. Aloha and Hawaiian's employees already provide it. We will continue to do so tomorrow.

                 ii. We will improve our on-time performance.

                     (1) Both airlines have been successful at delivering great, award-winning service.

                     (2) However, the on-time performance of all airlines has deteriorated significantly as a result of the new security measures. We will address this with staffing, schedule changes, and technology.

                      (3) The new security requirements have also resulted in longer customer lines at the check-in desk. We will fix this problem as well. With improved technology, we will help our ticket agents get passengers their boarding passes and luggage tags more quickly and efficiently, so that our customers won't have to wait so long in line. By using technology effectively, we believe we can cut the time passengers stand in line by 60 to 70 percent.

         d. We would not be able to do any of this without the people of our airline.

                  Our People Plan is called "Working Together".

                  i. Working Together means that we will bring everyone
                     together, with dignity and respect. Working Together means we need to treat each other with dignity and respect. There are challenges inherent in merging two groups of employees who have a lot of history and a lot of pride in their respective companies. Working Together means that we bring everyone together, to be a part of one team.

                 ii. Working Together also means having a leader who treats everyone fairly, and who will provide open, honest, and direct communication. That leader is Greg Brenneman.

                     (1) Since the merger announcement, Greg has focused on meeting and getting to know the employees of Aloha and Hawaiian airlines. So far, he has met more than 3,500 out of the companies' 6,100 employees on the Big Island, Maui, Kauai, and Oahu.

                     (2) He is also leaving weekly voicemails for employees to update everyone on the progress of pulling the companies together.

                     (3) Greg appreciates the fair, open-minded evaluation of our proposals that union leadership has shown, as well as the union leaders' commitment to doing the best possible job on behalf of their members.

                     (4) In the month since the merger announcement, we've learned that the majority of our employees are committed to bringing the two carriers together, to minimize the challenges we together will face, and to get on to greater things.

                iii. Working Together means treating everyone fairly as we integrate the  two airlines.

                     (1) We know this subject has caused a lot of anxiety among our employees.

                     (2) It is true that we will have to furlough or lay off certain employees to pave the way for the new carrier's future growth. The sooner the airline can grow, the sooner we can bring the employees back. We promise to do that as soon as we possibly can.

                     (3) In the meantime, we promise that every employee, and especially those who are furloughed or laid-off, will be treated with dignity and respect.

                     This means that we are working very hard to avoid furloughs.

                     (4) We have made a "no furlough" offer to more than 70% of the unionized work force, including the flight attendants, gate, ramp, reservations, and contract services agents.

                     (5) We have been asked why we have not made no-furlough offers to the remaining 30% of the unionized employees.

                              (a) These employee union groups consist of the pilots, dispatchers, mechanics, and corporate IAM.

                              (b)     We anticipate that some reductions
                                      in employment will be required in
                                      these areas, but we will not be able
                                      to make any offer until our fleet
                                      plan and schedules have been
                                      determined. We will make a fair
                                      offer to these employees in the
                                      coming weeks.

                     (6) The last group of employees consists of the two companies' executive staff and related support staff. Because the merged company will not need two sets of executives and related positions, certain positions will be eliminated. However, we will not be able to make determinations about specific positions until the merger is complete. We will treat every employee fairly and honestly.

                     (7) We will do what we can to minimize the impact on all employees who are furloughed or laid off.

                              (a) For unionized employees, we will honor all requirements specified in their collective bargaining agreements.

                              (b) Where we can, we will use early retirement offers and other incentives to lessen the impact.

                     (8) Again, we want very much to bring our furloughed employees back as quickly as we can. To do this, we will need to grow as quickly as possible. Our employees, and all of you, have our commitment to do this as quickly as we can.

                 iv. In the meantime, we will also take care of our family
                     of employees. We will establish a fund for employees in need, to be managed by a committee comprised of line employees. At Greg Brenneman's request, the Company will make a contribution of $250,000 to the fund upon the closing of the merger.

                  v. Ultimately, we will need to grow to bring our furloughed employees back as quickly as possible. Our employees, and all of you, have our commitment that we will do this as soon as possible.

                 vi. Moving forward,

                     (1) Our new livery and uniforms will reflect the traditions and strengths of both airlines and will have a look and feel that will make all Hawaii proud.

                     (2) The company will adopt employee incentives so that employees see a direct benefit from providing great service and a great product.

4.       Conclusion

         For all these reasons, we are confident that working together, we will have a terrific future as a successful company, with good people in good jobs, providing a great experience for our passengers with the reliable service they would expect and deserve from Hawaii's flagship carrier.

                                    # # # # #

This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and TurnWorks undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. TurnWorks cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian Airlines, Inc. ("Hawaiian") and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).

                       WRITTEN STATEMENT OF STEVE DESUTTER
                     SENIOR VICE PRESIDENT, TURNWORKS, INC.

                Before the House Committee on Tourism and Culture

                                January 25, 2002

Chair Chang, Vice Chair Suzuki, and
Members of the House Committee on Tourism and Culture:


          My name is Steve DeSutter and I am the Senior Vice President of TurnWorks. We understand the importance of this merger to the people of Hawaii, and so it is very important that we conduct the merger in an open, forthright manner.

          That is why we welcome opportunities like today's informational briefing to help you - as well as everyone in Hawaii - understand what led to the merger, and why we strongly believe the merger is the best solution, not only for the carriers and their shareholders, but also for the employees, passengers, and cargo customers of the new carrier, and ultimately, for all of the people of Hawaii.

Why must the two airlines merge?
--------------------------------

          People have told us, "We like having the two airlines and don't want it to change," and "what's wrong with the status quo?" It is true, as many of you know, that the past 6 years were the most profitable ever in the airline industry as a whole. Yet during that time, Aloha and Hawaiian were unable to capitalize on the good times. For the reasons that Glenn Zander and Paul Casey are describing in their testimonies, both carriers lost money. Since 1995 through the 3rd quarter of last year, Aloha and Hawaiian together suffered net losses totaling approximately $63 million, split about equally between the two carriers.

          September 11 changed what was already a bad situation into a dire one. Every single U.S. airline, whether regional or national, incurred unprecedented losses during the 4th quarter of 2001. For example, Continental Airlines reported a 4th quarter loss of $149 million. American lost $734 million. Northwest Airlines lost $ 256 million. U.S. Airways reported a staggering 4th quarter loss of $1billion. Even Southwest Airlines, the most profitable carrier, struggled to make a small profit. But the worst may be yet to come, because United, the country's largest airline, has yet to issue its 4th quarter results. When all of the red ink is totaled, air carriers may end up losing more than $8 billion in 2001 - even after the federal government provided the industry with nearly $2.5 billion in emergency grants.

          As for Aloha and Hawaiian, Glenn and Paul can tell you about the dramatic changes in travel patterns since September 11th; the stronger competition Hawaii faces from other leisure destinations; and the increase in direct flights from the mainland and Asia to the neighbor islands. Given all of these factors, the companies found that it was no longer viable for them to continue to operate as separate companies. Separately, their financial future was uncertain, and their prospects for growth were limited.

          People have asked us why the merger is necessary if the carriers obtained antitrust immunity from Congress following September 11. Let me explain. It is true that the antitrust exemption Congress granted would allow Aloha and Hawaiian to consolidate their schedules, for example, if the U.S. Secretary of Transportation approved. It is also true that this would allow both of them to save money. However, the carriers have no assurance that the Secretary would, in fact, approve. Even if he did, the antitrust exemption is not a cure-all for the difficulties that Aloha and Hawaiian face today. First, the exemption is only a temporary solution. It would only allow the carriers to consolidate their flight schedules through October 1st (and no longer than an additional twelve months if the Secretary agrees to extend the exemption). More importantly, it does not allow the carriers to reduce their aircraft lease payments or to eliminate duplicated expenses, factors which are critical in today's environment. Ultimately, the antitrust exemption does not help the carriers to grow. If the carriers are not able to grow, they will not be able to help the State of Hawaii grow.

          That, we believe, is the best reason for the merger. Our plan, which we call the "Go Forward Plan," will help our new airline to grow.

Our plans will help the merged carrier to grow in a way that will ultimately
----------------------------------------------------------------------------
benefit everyone
----------------

          To achieve a solid future for the merged airline, we have developed a 4-part "Go Forward Plan", consisting of a Market Plan, a Financial Plan, a Product Plan, and a People Plan. These 4 parts together give us a winning plan, a financially strong and well-financed operation, a commitment to reliability and great operations, and a team of dedicated people working together... all of which will help us to be a great airline. Let me tell you about each of the 4 components of our plan.

          Our Market Plan is called "Fly to Win". The goal of our market plan is simple: to increase revenues and ultimately, to deliver a sustainable profit.

          That being said, we recognize that we have a special responsibility to the people of this island state. We understand that Hawaii's airways are the State's highways, not only for passengers, but also for perishable cargo. We will take that responsibility with the utmost seriousness.

          First, let me talk about the interisland airfare guarantees we have proposed to the Attorney General. We know that this has been the source of confusion for many people. Subject to costs outside our control, which any carrier would have to pass on, we will cap our interisland coach airfares as follows:

          o For Hawaii residents, we will make at least 10% of all seats available for $55 or less one-way. Another 20% of all seats will be available for $60 or less. We also expect to offer some off-peak flights for less than $55. We will freeze kama'aina fares at these levels for two years, meaning that there will be no increases other than for expenses we cannot control...and which any carrier would have to pass on. For the next three years after that, any fare increases would be limited to the rate of the Consumer Price Index (again, plus the expenses that we cannot control).

          o No one - visitors or residents alike - will pay more than $78 one-way for two years (plus the expenses out of our control). This means that we are actually reducing the highest fares from current levels, as this is less than the highest fares charged by the two carriers today. For the next three years after that, any increases to the maximum fare would be limited to the rate of the Consumer Price Index (plus the expenses we cannot control).

          For Hawaii residents, why are we capping fares for 30% of our seats? If you ask Aloha and Hawaiian, they will tell you that approximately 30% of their interisland passengers are Hawaii residents. As you can see, we tried to match the number of Hawaii residents that fly interisland to the number of discounted interisland seats. This is how we have tried to keep interisland air fares affordable for every Hawaii resident that flies with us.

          Beyond that, we will also cap fares on all of the remaining 70% of all coach seats that are not subject to the Hawaii resident fare caps at no more than $78 for the first two years. If we must raise fares after that, we guarantee that any increase will not exceed the CPI for a three-year period. Now, there has been a lot of confusion about when this maximum $78 fare would apply. There shouldn't be. It applies to all of the coach seats not within the 30% reserved at lower fares.

          There has also been a lot of concern about interisland cargo availability and shipping rates. We know the importance of air cargo service in these islands, where the daily newspapers from Honolulu, orchids from the Big Island, and poi from Kauai are all transported by air. We will continue to serve our cargo customers, and we will honor all of the cargo contracts that Aloha and Hawaiian currently have in place. If we need to increase shipping rates, we promise not to raise them above the CPI for five years. Interisland cargo is a profitable and very competitive business. We do not wish to lose that business.

          Now, people have asked us, "how do we know that you will deliver on these fare commitments?" We have made these airfare and cargo rate commitments in a settlement proposal to the Attorney General. If the Attorney General finds that the merger is permissible under State antitrust laws, we will agree to abide by these proposals in a legally-enforceable agreement. Put simply, if we do not deliver, the Attorney General can sue us. As you can see, we are serious about abiding by our commitments.

          People have also asked us, why did we propose five years? Well, five years is a very long time in business. I will tell you that very few businesses would voluntarily agree to price caps for any period of time, let alone five years. People have also asked us, "How can we be sure that you won't raise passenger and cargo fares to unreasonable levels after that?" The answer is very simple. We expect to have competition at some point in any event. But we know that if we raise our passenger and cargo rates to unacceptable levels (and, for that matter, if we provide bad service), other carriers will step in that much sooner to provide service at lower rates. There are lots of airplanes available today, there are no barriers such as a limited number of gates or takeoff or landing slots to prevent another carrier from coming in to offer service. If we are to be a successful airline, we will need to keep our customers - everyone in the State of Hawaii - happy.

          This raises something else that people have been very concerned about: our interisland routes and flight schedule. Let me assure everyone that we will maintain all existing interisland routes. We will continue to serve all of the island communities that depend on us now - including smaller airports like those on Molokai and Lanai. And I state with confidence, only a carrier that is based in Hawaii, that belongs to the community here, would make a commitment like this. A mainland-based carrier almost certainly would selectively focus on serving only the most popular destinations.

          We will, however, be consolidating our interisland flight schedules. This will eliminate about 10% of the total number of our interisland flights. Let me explain the reason for this. Aloha and Hawaiian today have flight schedules that are very similar. This means that they often each have a plane leaving the same airport within a few minutes of each other, going to the same place, each with fewer than 30 passengers aboard. We will eliminate these types of duplicated flights, so that all 60 passengers will fly on one airplane instead of two, that will leave at roughly the same time that everyone is used to. This means that we will have fewer empty seats, but not at the expense of our passengers' convenience.

          We will also closely monitor the demand for our scheduled interisland flights. Put simply, if the demand for a scheduled route grows to where an average of 80% of all seats on that route are filled, we will add planes to service that route.

          Turning to our overseas routes, as our airline becomes profitable, we will begin to aggressively grow the airline into other West Coast and inland cities. There is a good chance that we will be the only carrier to grow quickly in the U.S. over the next five years. We believe that as we grow, everybody wins. As we grow, we will be able to bring back our furloughed employees, hire more people, bring more visitors to Hawaii. We will also help to find new markets for the orchids from Hilo and the papayas from Kauai.

          To grow, we must have a financial plan. Our Financial Plan is called "Fund the Future". We are working to make sure that our airline has plenty of cash. This will allow us to buy or lease our airplanes at the lowest possible cost.

          Our Financial Plan also calls for significant savings in aircraft lease costs. Today Aloha and Hawaiian pay more than most carriers to lease planes because their history of making money is poor and their prospects are limited. Under the leadership of Greg Brenneman, we plan to change that. Greg, as many of you know, is the formerly the president of Continent Airlines. During the last 4 years that he was there, Continental purchased more airplanes from Boeing than any other carrier. As a result, Greg and the team at Continental developed a tremendous relationship with Boeing. Boeing has great faith in our plan and in Greg, and is expected to make lease concessions as part of our planned fleet restructuring program. This will allow us to save millions of dollars annually on lease payments for the existing fleet. Boeing would only make these lease concessions available to us as the combined carrier, and not to Aloha or Hawaiian separately.

          Now it is no surprise that some of our airplanes are getting old. Our Financial Plan also calls for a significant investment in new aircraft. Once the merger transaction is completed, we will be ordering new Boeing aircraft to replace our old airplanes and grow our fleet. This will allow us to grow into new destinations. In fact, we plan to approximately double the number of long range aircraft as well as trans-Pacific flights by the year 2005.

          Finally, because the merged company will not need two sets of executive staff and related support staff, our Financial Plan calls for the elimination of redundant administrative costs as a result of the merger.

          All of these initiatives will give us more liquidity - in other words, essentially free up more cash. We will invest that liquidity in technology - not only at the check-in counters (which I will talk about in a minute) but also with expanded e-ticketing and direct marketing on the Internet to help us grow the business.

          This brings us to our Product Plan. We call our Product Plan "Make Reliability a Reality". We will do all of the things that airlines must do to be successful. Quite simply, we will get customers to their destinations safely, on time, and with their bags. We will provide our customers with a quality product from food, to seats, to baggage handling, to magazines, to the appearance and cleanliness of our airplanes. Hawaii is known for a special kind of service. Aloha and Hawaiian's employees already provide it. We will continue to do so tomorrow.

          Both airlines have been very successful at delivering great, award-winning service. However, the on-time performance of all airlines has deteriorated significantly as a result of the new security measures. We will address this with staffing, schedule changes and technology. The new security requirements have also resulted in longer customer lines at the check-in desk. We will fix this problem as well. With improved technology, we will help our ticket agents get passengers their boarding passes and luggage tags more quickly and efficiently, so that our customers won't have to wait so long in line. By using technology effectively, we believe we can cut the time our passengers stand in line by 60 to 70 percent.

          Finally - and most importantly - we would not be able to do any of this without the people of our airline. Our People Plan is called "Working Together". Working together means we need to treat each other with dignity and respect. There are challenges inherent in merging two groups of employees who have a lot of history and a lot of pride in their respective companies. But Working Together means that we bring everyone together, to be a part of one team.

          Working Together also means having a leader who treats everyone fairly, and who will provide open, honest, and direct communication. That leader is Greg Brenneman. Since the merger announcement, Greg has focused on meeting and getting to know the employees of Aloha and Hawaiian airlines. So far he's met more than 3,500 of the companies' 6,100 employees on the Big Island, Maui, Kauai, as well as here on Oahu. He is also leaving weekly voicemails for employees to update everyone on the progress of pulling the companies together.

          Greg appreciates the fair, open-minded evaluation of our proposals that union leadership has shown, as well as the union leaders' commitment to doing the best possible job on behalf of their members. In the month since the merger announcement, we've learned that the majority of our employees are committed to bringing the two carriers together, to minimize the challenges we together will face, and to get on to greater things.

          Working Together means treating everyone fairly as we integrate the two airlines. We know that this subject has caused a lot of anxiety among our employees. It is true that we will have to furlough or lay-off certain employees to pave the way for the new carrier's future growth. The sooner the airline can grow, the sooner we can bring the employees back. We promise to do our best to do that as soon as we possibly can.

          In the meantime, we promise that every employee, and especially those who are furloughed or laid-off, will be treated with dignity and respect. This means that we are working very hard to avoid furloughs. We have made a "no furlough" offer to more than 70% of the unionized work force, including the flight attendants, gate, ramp, reservations, and contract services agents.

          We have been asked why we have not made no-furlough offers to the remaining 30% of the unionized employees. These employee union groups consist of the pilots, dispatchers, mechanics, and corporate IAM. We anticipate that some reductions in employment will be required in these areas, but we will not be able to make any offer until our fleet plan and schedules have been determined. We will make a fair offer to these employees as soon as we complete our planning in the coming weeks.

          The last group of employees consist of the two companies' executive staff and related support staff. Because the merged company will not need two sets of executives and related positions, certain positions will be eliminated. However, we will not be able to make determinations about specific positions until the merger is complete. We will treat every employee fairly and honestly.

          We will do what we can to minimize the impact on all employees that are furloughed or laid-off. For unionized employees, we will honor all requirements specified in their collective bargaining agreements. Where we can, we will use early retirement offers and other incentives to lessen the impact.

          I will say again, that we want very much to bring our furloughed employees back as quickly as we can. To do this, we will need to grow as quickly as possible. Our employees, and all of you, have our commitment to do this as quickly as we can.

          In the meantime, we will also take care of our family of employees. We will establish a fund for employees in need, to be managed by a committee comprised of line employees. At Greg Brenneman's request, the Company will make a contribution of $250,000 to the fund upon the closing of the merger.

          Moving forward, our new livery and uniforms will reflect the traditions and strengths of both airlines and will have a look and feel that we hope will make all Hawaii proud. The Company will also adopt employee incentives so that they see a direct benefit from providing great service and a great product.

          For all of these reasons, we are confident that working together, we will have a terrific future as a successful company, with good people in good jobs, providing a great experience for our passengers with the reliable service they would expect and deserve from Hawaii's flagship carrier.

          We thank you again for this opportunity to share our thoughts with you and with all of the people of Hawaii.

                                    # # # # #

This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and TurnWorks undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. TurnWorks cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian Airlines, Inc. ("Hawaiian") and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).

                John Feren                             The Boeing Coompany
                Senior Vice President                  P.O. Box 3707 MC21-49
                The Americas                           Seattle, WA  98124-2207
                Commercial Airplanes Group

BOEING Logo



January 21, 2002


Statement of John N. Feren, Boeing Commercial Airplanes, Regarding the Planned Merger of Aloha AirGroup and Hawaiian Airlines for January 22, 2002 Informational Briefing before the Senate, State of Hawaii, Committees on Transportation, Military Affairs, and Government Operations; on Commerce, Consumer Protection, and Housing; and on Tourism and Intergovernmental Affairs.

To the Hon. Chair Kawamoto, Chair Menor, Chair Kim, and Vice-Chairs and Members of the Committees on Transportation, Military Affairs, and Government Operations; on Commerce, Consumer Protection, and Housing; and on Tourism and Intergovernmental Affairs:


I am John N. Feren, Senior Vice President of Sales for Boeing Commercial Airplanes, a division of The Boeing Company. I have responsibility for the geographic region designated The Americas, which includes Hawaii and its commercial air carriers. I have been advised of the pending merger of Aloha and Hawaiian Airlines, and have been requested to furnish comments to the Committees. Both airlines are longstanding customers of Boeing Commercial Airplanes, and we are pleased to have supported them as they have built up the inter island air travel system. Since September 11, our industry has experienced unparalleled economic hardship, and even before the tragic events of last September, the commercial air transportation industry was struggling under the economics of overcapacity in a slowing global economy.

Based on the information furnished by the parties and my overall knowledge of the current state of the commercial aviation industry, it appears to me that the proposed merger is likely to be beneficial not only to the state of Hawaii but to suppliers such as Boeing and to the travelling public. A financially sound airline, with appropriate capacity and strong leadership, will be well positioned to survive the current downturn and to thrive when conditions improve. Our experience is also that a healthy, well-funded airline can most readily grow in response to demand and provide superior, reliable customer service, as well as promote and respond to economic growth in the communities it serves.

We look forward to a continued, mutually beneficial business relationship with the combined Aloha and Hawaiian Airlines, and to supporting renewed air travel growth to and within the state of Hawaii.


Sincerely,


/s/ John N. Feren
---------------------
John N. Feren

[ALOHA AIRLINES LOGO]       [HAWAIIAN AIRLINES LOGO]            [TurnWorks Logo]


NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
Wednesday, December 19, 2001
                                                                        Contact:
                                  Stu Glauberman, Aloha Airgroup, (808) 539-5947
                                 Keoni Wagner, Hawaiian Airlines, (808) 833-6778
                                     Owen Blicksilver, TurnWorks, (516) 742-5950
                          Alison Russell, Communications-Pacific, (808) 543-3542


                            ALOHA, HAWAIIAN TO MERGE

         Airline Industry Leader Greg Brenneman to Head Combined Company

HONOLULU - In a move designed to ensure the continued viability of Hawaii's interisland air service in a changing marketplace, Aloha Airgroup, Inc. and Hawaiian Airlines, Inc. (AMEX/PCX "HA") today agreed to merge Hawaii's two air carriers under a new holding company, Aloha Holdings, Inc.

The new company will be headed by Greg Brenneman, the former president and chief operating officer of Continental Airlines, who for six years helped lead that carrier's spectacular turnaround. Brenneman will serve as chairman and chief executive officer of Aloha Holdings, Inc., which will be a public company traded as Hawaiian Airlines under the ticker symbol HA on the American Stock Exchange
(AMEX) and the Pacific Stock Exchange (PCX).

The combined carrier is committing to hold unrestricted interisland fares for two years, and for an additional three years to link increases in those fares to inflation and other adjustments that affect all airlines, such as increased insurance and security rates due to September 11. Beyond this, the carrier will work with the State Attorney General to ensure fair prices for all consumers, including those who currently can arrange their travel at lower fares.

Both Aloha and Hawaiian have been adversely impacted by the global economic slowdown and the dramatic reduction in Hawaii visitors since the tragic events of September 11. These and other financial factors, such as the continuing trend toward more direct flights from the mainland U.S. to Hawaii's Neighbor Islands, have made it uneconomical to maintain dual interisland operations.

"This merger is the best thing these two great airlines could do for the people and economy of Hawaii," said Brenneman. "This state is dependent, like no other place in our country, on frequent, affordable, reliable local air service. The merger will create a flagship carrier for Hawaii that will not only allow the continuation of interisland service that Hawaii depends on, but will also provide the financial muscle and staying power needed to allow us to bring more visitors to Hawaii by growing in new markets, on the Mainland and in the Pacific.

Since leaving Continental in May 2001, Brenneman has served as chairman and CEO of TurnWorks, Inc., a Texas-based company he founded in 1994, shortly before moving to Continental. TurnWorks invests in and works with firms needing executive turnaround leadership, management expertise and financial re-engineering. During Brenneman's six years as Continental's president and chief operating officer, he worked with management and employees as they developed and implemented a plan which resulted in a dramatic turnaround. Continental moved to the top of the industry in most major airline performance indicators, resulting in a dramatic improvement in shareholder value, reversing 16 years of losses. The company was recognized for outstanding service, including winning the J.D. Power, Frequent Flyer Magazine Award five out of six years for the best customer service of any U.S. air carrier. Continental climbed as high as Number 18 in Fortune (magazine's) "100 Best Places to Work in America" before Brenneman's departure.

"I look forward to working closely with all the employees of the new airline as we focus on the basics of providing a great product delivered by people who like coming to work," said Brenneman.

The merger is expected to strengthen the company by generating savings of approximately $90 million from the consolidation of operations, elimination of excess aircraft and the coordination of flight schedules, ticket distribution and other functions. The company hopes to minimize the number of employees displaced as a result of the merger and, once profitability is reached, quickly grow so that everyone can come back to work. Brenneman plans to closely involve the unions and employees in making the integration of the two companies a success.

The new airline is expected to have annual revenues of approximately $1 billion, ranking it 10th largest among U.S. carriers, with solid prospects for growth.

The combined company will continue to operate the interisland, Mainland, and Pacific routes currently served by Aloha and Hawaiian, including the operations of Aloha's sister carrier, Island Air, linking Hawaii's primary and secondary airports. The new company also will continue to provide dedicated interisland freight/cargo service.

Aloha and Hawaiian's airline alliance partners will be able to keep their current contracts until they expire. Brenneman said the aim is to work with these partners to develop new agreements as well as to work closely with any airline that wishes to connect its passengers between the Islands.

Under terms of the merger agreement, current Hawaiian Airlines' shareholders will receive approximately 52 percent of the combined company and a six-year, 8-percent note with a face value of $2 per share. Of the 52 percent, Airline Investors Partnership (AIP), Hawaiian's current majority owner, will receive approximately 28 percent and Hawaiian's public shareholders will receive approximately 24 percent. Aloha Airgroup shareholders will receive approximately 28 percent of the combined company, and TurnWorks will receive approximately 20 percent. Additional details regarding the transaction are described in the Annex attached hereto.

An 11-member board of directors will govern Aloha Holdings, Inc. Three members will represent major employee labor units. In addition to Chairman and CEO Brenneman, Han "Sonny" Ching will serve as vice chairman. Ching has been chairman of the board of Aloha Airgroup since 1993.

Ching said, "We see this new venture as the evolution of what Aloha began more than 55 years ago--an airline especially dedicated to the people of Hawaii. We are fortunate to have a highly respected airline executive like Greg Brenneman to help us carry on this tradition."

John Adams, chairman of the board of Hawaiian Airlines, said, "Combining these two companies is something that makes sense now. The events of September 11, the distressed economic climate, and the interest expressed by TurnWorks were the catalysts for taking this step. The merger will create both immediate and long-term benefits for the flying public, Hawaii residents, and the Hawaii economy, as well as for our shareholders."

The closing is subject to certain federal and state antitrust and other regulatory approvals, which are expected to be obtained in the first half of 2002. Aloha Airgroup's President and CEO Glenn Zander and Hawaiian Airlines' Vice Chairman and CEO Paul Casey plan to retire from their companies when the transaction closes.

Zander said: "The completion of this merger will fulfill my mission at Aloha, which is to provide a financially stable air carrier that serves the needs of Hawaii and has the strength to expand into new markets. Stability, strength and growth will enable Hawaii's airline to bring increased economic benefits to the state for many years to come."

Aloha Airlines was founded in 1946 as Trans-Pacific Airlines and is today the largest provider of interisland air transportation services in Hawaii, including passenger, air cargo and contract services. In addition, Aloha offers daily trans-Pacific scheduled air service between Hawaii and Oakland and Orange County in California, as well as Las Vegas, Nevada. Aloha's sister carrier, Island Air, operates scheduled air service to Hawaii's smaller airports.

Founded in 1929 as Inter-Island Airways, Hawaiian Airlines is the first and largest Hawaii-based airline. From Honolulu, Hawaiian provides scheduled and charter air transportation of passengers, cargo and mail among the islands of Hawaii and between Hawaii and seven Western U.S. gateway cities and two destinations in the South Pacific. The nation's 12th-largest carrier, it is also the second-largest provider of trans-Pacific air service between the U.S. mainland and Hawaii.

TurnWorks, Inc., a Texas-based private equity investment firm founded in 1994, focuses on corporate turnarounds and provides services such as management expertise, financial re-engineering, executive search and growth capital.

Mercer Management Consulting provided strategic consulting services in support of the merger.

Additional information on Aloha Airgroup and Hawaiian Airlines is available at www.alohaairlines.com and www.hawaiianair.com. In addition, an investors' presentation is available at www.hawaiianair.com. Updated information on the merger will be posted on both sites as it becomes available.

         Cautionary Statement
         --------------------

         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).

                                    # # # # #

ANNEX

The transaction includes the following terms:

o The shares of Hawaiian common stock will convert, based on a fixed exchange ratio, into a number of shares that are expected to represent, in the aggregate, approximately 52% of the shares of the combined company.

o Each share of Hawaiian common stock will convert, not only into equity of the combined company, but also into a six-year, 8% note with a face value of $2.00.

o Airline Investors Partnership (AIP), the majority stockholder of Hawaiian, will hold approximately 28% of the combined company as a result of the conversion of its shares in the merger.

o AIP will also receive an additional $10 million in cash as merger consideration for its controlling equity interest in Hawaiian.

o Shares of Aloha will convert, based on a fixed exchange ratio, into a number of shares that are expected to represent approximately 28% of the combined company.

o TurnWorks will hold approximately 20% of the equity of the combined company upon completion of the transaction.

o The completion of the transaction is subject to several conditions, including approvals by stockholders' meetings of both Aloha and Hawaiian, third-party consents and requisite regulatory approvals, filings, notifications and clearances with respect to aviation and antitrust regulatory authorities.

o AIP, as holder of approximately 53% of the common stock of Hawaiian, has agreed to vote for the transaction at the stockholders' meeting of Hawaiian.

o Stockholders holding at least 80% of the voting power of Aloha have also agreed to vote for the transaction at the stockholders' meeting of Aloha.

                          [TURNWORKS LOGO -- OMMITTED]


NEWS RELEASE

FOR IMMEDIATE RELEASE
Tuesday, January 8, 2002

                                                                        Contact:
                                                                  Alison Russell
                                                          Communications-Pacific
                                                                  (808) 543-3542


                        MERGED AIRLINE PROPOSES FARE CAPS

      Planned Fare Structure Would Offer Low Interisland Fares for Kamaaina

HONOLULU - Addressing issues raised by the traveling public about the planned merger between Aloha and Hawaiian airlines, officials of TurnWorks, Inc., the company that is overseeing the merger, presented key elements of its proposed fare structure and service commitment to the State Attorney General's office this morning.

According to Aloha and Hawaiian airlines, approximately 30 percent of the interisland airline passengers are residents of Hawaii. Under the TurnWorks proposal, these passengers will be able to access seats at low one-way interisland rates. The merged airline would guarantee, for kamaaina, 10 percent of its one-way interisland seats at $55 or less and an additional 20 percent of its seats at $60 or less. Annual increases on these rates will be limited to the Consumer Price Index (CPI) and these fares will be guaranteed for the five years following the effective date of the merger.

In addition, the maximum one-way interisland coach fare for residents and visitors will be capped at rates which are less than low-cost airlines, such as Southwest Airlines, are charging for similar mature routes on the Mainland. These fares also are well below the highest fares currently in effect for both airlines. The maximum interisland fare will not exceed $78 for the first two years following the merger, with increases no greater than the CPI for the following three years.

All coupons sold before the date of the merger would be honored, and the airline plans to continue flying to all the interisland markets currently served by Aloha, Aloha Island Air, and Hawaiian Airlines.

"Unlike the gas stations and grocery stores in Hawaii, fares on our new airline will be cheaper than you would find on similar routes on the Mainland," said Greg Brenneman, chairman and chief executive officer of TurnWorks, Inc. "Hawaii residents will find special deals well below $55 when traveling interisland, especially during off-peak hours."

Also under the new plan, all existing cargo contracts would be honored, with increases in contracts, if any, limited to changes in the CPI for five years.

Frequent flyer members of the two airlines would not lose any mileage credits, and travelers who belong to both frequent flyer programs will benefit by the combination of their mileage credits into a single account.

Future plans also call for the addition of new technology such as e-ticket machines and Internet sites that will facilitate check-in procedures, reduce the need for hand security searches, and increase consumer convenience when purchasing tickets.

A summary of the proposal is attached.

                                    # # # # #

         Cautionary Statement
         --------------------

         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).

                                 TurnWorks, Inc.
                               Settlement Proposal

Aloha Holdings Inc. is proposing to the State of Hawaii that it will preserve a strong Hawaii-based flagship air carrier. The agreement will support continued growth in tourism. It will also ensure no negative impact on state residents and business operators who rely on air transportation throughout the state.

Fares/Cargo Rates:

1. Special coach fares will be made available to Hawaii residents and businesses.
       - A minimum of 10% of the available seats will be made available at $55 or less one way and an additional 20% of the available seats will be made available at $60 or less one way. These base fares will be available for five years and will increase at the rate of the Consumer Price Index annually.

2. Maximum one-way fare will not increase above the published fare level of $78 one way for two years following the effective date of the merger and will increase at a rate equal to the Consumer Price Index for three years thereafter.

3. All existing cargo contracts will be honored. Increases in contracts, if any, would be limited to the Consumer Price Index for five years.

Service Level:

1. Interisland airports currently served by Aloha and Hawaiian airlines will continue to be served.

2. Flights will be added as needed so that the average annual load factor percent of seats filled) does not exceed 80%.

3. New technology (e-ticket machines, Internet sites) will be added to reduce check-in time and the need for hand searches, and increase consumer convenience in purchasing tickets.

4. Frequent flyer programs will be consolidated, and customers will keep all of their combined miles and we will seek to maintain strategic alliances in order to honor all frequent flyer program commitments.


Other Conditions:

1. All coupons sold before the date the merger closes will be honored subject to the restrictions currently on the coupon.

2. All fares and cargo commitments will be subject to the addition of certain surcharges, applicable taxes and increases in costs imposed by federal or state agencies such as security costs, passenger facility charges (PFCs), and large increases in uncontrollable costs such as insurance or fuel.

3. The agreement will expire if the agreed-upon level of new entry is achieved.

                                    TurnWorks



NEWS RELEASE


FOR IMMEDIATE RELEASE
Wednesday, January 9, 2002
                                                                        Contact:
                                                                  Alison Russell
                                                          Communications-Pacific
                                                                  (808) 543-3542


       Merged Airline Offers Furlough Protection to Majority of Employees


HONOLULU - TurnWorks Inc., the firm coordinating the merger of Aloha and Hawaiian airlines, today made an offer that avoids furloughs for work groups that represent approximately 3,600 employees, or more than 70 percent of all active represented employees of the combined carriers.

An offer was presented to the Association of Flight Attendants (AFA) that would provide them with protection from furloughs resulting from the merger. In order for the furlough protection to become effective, the flight attendants will need to combine seniority lists and agree to accept, with minor modifications, the recently negotiated 42-month contract of Hawaiian Airlines' AFA by the date the merger closes. There are many similarities between the new Hawaiian AFA agreement and the current Aloha AFA agreement, including pay rates.

A similar offer was made today to the International Association of Machinists
(IAM), applicable to employees in the following work groups: Customer Service Agents, Terminal and Ramp Agents, Cargo Handlers, Reservation Agents and Contract Services. The offer requires the combination of seniority lists and acceptance, with minor modifications, of the recently negotiated 42-month contract of the Hawaiian IAM by the date the merger closes. The pay rates and other terms in the new Hawaiian IAM agreement are very similar to the pay rates in the current Aloha IAM agreement.

Randolph Kauhane, IAM assistant general chairman, said, "I truly believe the company is committed to minimizing furloughs. The IAM looks forward to further discussions for the other work groups the IAM represents."

"We are committed to treating the professional men and women of the airlines fairly in the merger process," said Greg Brenneman, chairman and CEO of TurnWorks, Inc. "The cost savings generated from quick resolution of seniority and contract issues are being passed on to these employees in the form of furlough protection. I have enjoyed meeting the employees of Aloha and Hawaiian and I am committed to working with them to make the merged carrier a great place to work."

Working closely with each airline's management, TurnWorks is currently developing a new flight schedule and determining the new airline's fleet requirements. This will allow it to determine the staffing and training needs for the other work groups. Employee representatives also are exploring options such as early retirement, job sharing and voluntary leaves to further reduce the need for furloughs.

Representatives of each airline's management and TurnWorks will work through the elected representatives of the employees to reach agreement on all contract issues. The furlough protection does not apply to the employees already furloughed as a result of the events of September 11. However, Brenneman said, once the merger is completed, the merged carrier plans to grow and create jobs so that everyone can come back to work.

"We will make offers to limit the number of furloughs as quickly as we can to reduce the uncertainty for employees," Brenneman said. "We do not yet have enough information on the schedule or the fleet to determine the staffing needs of the other work groups, but we will provide these answers to the other employees as soon as we can. Furloughs and layoffs cannot be avoided entirely, but we hope to be able to minimize the number of affected employees."


                                    # # # # #




      Cautionary Statement

      This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

      Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.




Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).






                                    # # # # #